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                         May 21, 2021

       Richard Kang, Ph.D.
       Chief Executive Officer
       NeuroBo Pharmaceuticals, Inc.
       200 Berkeley Street, 19th Floor
       Boston, Massachusetts 02116

                                                        Re: NeuroBo
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 14, 2021
                                                            File No. 333-256135

       Dear Dr. Kang:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Abby
Adams at (202) 551-6902 with any questions.




                         Sincerely,


                         Division of Corporation Finance

                         Office of Life Sciences
       cc:                                              Phillip D. Torrence,
Esq.